Investment Office (916) 795-3400 phone (916) 796-2842 fax www.calpers.ca.gov

May 14, 2012

Dear Chesapeake Energy Corp. Shareowner:

SUPPORT PROPOSAL #9 TO ELIMINATE SUPERMAJORITY VOTING

We would be grateful for your support of Proposal #9 at the Chesapeake Energy Corp. June 8, 2012 annual general meeting. On record date April 10, 2012 CalPERS owned approximately 1,826,499 shares of Chesapeake Energy common stock. As a significant long-term shareowner of the company we ask that you support our non-binding shareowner proposal asking the Board of Directors remove the supermajority vote requirements in its bylaws and Certificate of Incorporation, including the supermajority vote requirement necessary to amend or adopt new bylaws, and to amend or adopt certain sections within the Company’s Certificate of Incorporation.

SIGNIFICANT LONG-TERM UNDERPERFORMANCE AT CHESAPEAKE

Time period ending 4/30/2012	Chesapeake Energy Corp (CHK)	Russell 1000 Index	Relative Return Russell 1000 Index	Oil: Crude Producers Russell 1000 GICS Industry Peer Index	Relative Return Russell 1000 GICS Industry Peer Index
5 years	-42.1%	6.3%	-48.4%	35.5%	-77.6%
3 years	-2.7%	72.3%	-75.0%	76.4%	-79.2%
1 year	-44.4%	4.1%	-48.5%	-6.4%	-38.0%

Source: Factset

A LACK OF ALIGNMENT BETWEEN SHAREOWNERS AND CHESAPEAKE

As a long-term shareowner in Chesapeake we are concerned with the apparent misalignment between shareowners and the company:

• Shareowners do not have the ability to hold directors accountable annually due to the classified board structure.

• Concerns with compensation and transparency given the recent developments with the

“Founder Well Program”.

PLEASE SUPPORT PROPOSAL #9

We ask that you vote FOR proxy proposal #9, our request that Chesapeake Energy take to eliminate the 67 percent supermajority-voting requirement.

CALPERS SUPPORTS PROPOSAL #10 REGARDING ACCESS TO DIRECTIOR NOMINATIONS

CalPERS is a firm supporter of providing shareowners the ability to nominate director candidates for inclusion to proxy materials. The right to nominate board candidates is a fundamental shareowner right and the cornerstone of board accountability.

Thank you for your support on this very important issue.

Sincerely,

Anne Simpson

Senior Portfolio Manager, Investments Director of Corporate Governance

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. Please do not send CalPERS your proxy card, but return it to Chesapeake Energy Inc. using the instructions provided in the Company proxy material.

For additional information, please contact Garland Associates, Inc. Tel: 561-366-1165. Should you have other proposal specific questions please feel free to contact Todd Mattley, CalPERS Investment Officer at Todd_Mattley@calpers.ca.gov or 916-795-0565.